EXHIBIT 99.1

Galapagos to Unlock Shareholder Value by Declaring its Intent to Separate into Two Publicly Traded Entities

Galapagos intends to create a new company with approximately €2.45 billion in cash dedicated to building a pipeline of innovative medicines through transformational transactions

Galapagos will gain full global development and commercialization rights to its pipeline, focusing on accelerating cell therapies and building a global, decentralized manufacturing network

Galapagos to implement a strategic reorganization to position the Company for long-term growth and cell therapy leadership in oncology

Management to host conference call today at 14:00 CET / 8:00 am ET

MECHELEN, Belgium – January 8, 2025 – 07:30 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) (“Galapagos” or the “Company”), today announced a planned separation into two entities: a newly to be formed company (to be named at a later date, herein “SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions, and Galapagos, which would continue to advance its global cell therapy leadership in addressing high unmet medical needs in oncology. SpinCo will apply to have its shares listed on Euronext, with all Galapagos shareholders to receive shares of SpinCo on a pro rata basis based on their shares of Galapagos owned as of a record date to be established.

As part of the planned separation, Galapagos and Gilead Sciences, Inc. (“Gilead”) have agreed to amend their 10-year global Option, License and Collaboration Agreement (“OLCA”) entered into in 2019, whereby Galapagos will gain full global development and commercialization rights to its pipeline, subject to payment of single digit royalties to Gilead on net sales of certain products.

“In the last two years, Galapagos has undergone significant changes to accelerate innovation and bring life-changing medicines to patients in need. Today’s news is a critical step in unlocking shareholder value by creating two entities, one focused on deploying significant capital to build a new company and Galapagos focusing on independently realizing the full potential of its cell therapy platform in oncology, addressing high unmet needs worldwide,” said Paul Stoffels1, MD, CEO and Chair of the Board of Directors at Galapagos. “Gaining full global development and commercialization rights from Gilead to our robust discovery and development pipeline supports our commitment to executing our strategy for accelerated growth and value creation.”

“SpinCo, together with Gilead as a collaboration partner, will have significant cash to pursue strategic business development opportunities to help bring innovative therapies to patients all over the world facing unmet medical needs,” Dr. Stoffels added.

SpinCo: Building a Pipeline of Innovative Medicines Through Transactions

In the proposed separation, SpinCo will be capitalized with approximately €2.45 billion of Galapagos’ current cash. It will be focused on building a pipeline of innovative medicines with robust clinical proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. SpinCo will have a seasoned leadership team and Board of Directors with a proven track record of biotechnology company-building and strategic transaction experience to manage and oversee SpinCo independently.

Galapagos and Gilead have agreed that following the separation, the OLCA will only apply to SpinCo and not Galapagos. For future SpinCo business development transactions, Gilead commits to good faith negotiations with SpinCo to amend the OLCA to achieve positive value for all of SpinCo’s shareholders.

SpinCo will apply to have its shares listed on Euronext. All Galapagos shareholders will receive shares of SpinCo on a pro rata basis based on their shares of Galapagos owned as of a record date to be established, following the approval by Galapagos shareholders of the partial demerger of SpinCo from Galapagos pursuant to Belgian law by an Extraordinary General Shareholders' Meeting of Galapagos (“EGM”).

Accordingly, at the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo and a lock-up will apply to the shares of Gilead in Galapagos until 31 March 2027 and in SpinCo until six months following the separation, in each case subject to certain customary exceptions and early termination provisions. Gilead will be entitled to nominate two Directors of SpinCo, and the SpinCo Board will be comprised of a majority of independent Directors. The two Gilead Directors currently serving on the Galapagos Board of Directors will step down upon the separation.

“The proposed separation will allow Galapagos to focus on continued innovation and fully explore its cell therapy programs, while also providing the resources and agility for SpinCo to pursue partnerships with emerging biotechnology companies across therapeutic areas of interest,” said Andrew Dickinson, Chief Financial Officer, Gilead Sciences and Non-Executive Non-Independent Member, Galapagos’ Board of Directors. “Gilead fully supports the separation and believes it creates additional value for all of Galapagos’ shareholders and for SpinCo to explore opportunities in emerging therapies and in areas of high unmet need.”

Galapagos: Executing a Focused Cell Therapy Vision in Oncology

Galapagos will focus on unlocking the broad-reaching potential of its decentralized cell therapy manufacturing platform in oncology and will continue to advance its cell therapy pipeline. Galapagos’ lead CAR-T candidate, GLPG5101, has demonstrated an encouraging efficacy and safety profile in patients with relapsed/refractory non-Hodgkin lymphoma (R/R NHL), supporting the feasibility of Galapagos’ innovative decentralized cell therapy manufacturing platform in delivering fresh, fit cells with a vein-to-vein time of seven days.

To advance its goal of becoming a global leader in cell therapy in oncology, Galapagos plans to discontinue its small molecule discovery programs and seek potential partners to take over its small molecules’ assets, including the TYK2 inhibitor, GLPG3667, currently in Phase 2 for systemic lupus erythematosus, dermatomyositis, and other potential auto-immune indications.

Galapagos intends to reorganize its business to focus on long-term value creation in cell therapy in oncology. This is anticipated to lead to a reduction of approximately 300 positions across the organization in Europe, representing 40% of the Company’s employees. This reorganization would result in meaningful reductions in staff in Belgium and the site in France is expected to close. Galapagos would continue to operate from its main hubs in Princeton and Pittsburgh in the United States, and from Leiden, Netherlands, and Mechelen, Belgium.

Following the planned reorganization, Galapagos expects its normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, Galapagos expects to have approximately €500 million in cash.

“The planned reorganization is a difficult but necessary step, but one that will position Galapagos for sustainable growth and value creation and for future success in its renewed focus on cell therapies. We are grateful to our departing employees for their significant contributions and their dedication to making a difference in the lives of patients,” concluded Dr. Stoffels.

“The proposed separation aims to help investors more easily assess the merits, and future prospects of the two distinct businesses, allowing them to invest in each company based on their own strategy and a clearer understanding of each business’ unique characteristics and value propositions,” said Thad Huston, CFO and COO of Galapagos.”

Process and timing

The procedure for related party transactions under Belgian law was applied in connection with the proposed spin-off of SpinCo and the transactions associated therewith. More information can be found in the legal announcement attached to this press release.

The completion of the spin-off of SpinCo is subject to the satisfaction of customary conditions, including concluding consultations with works councils in the Netherlands, Belgium, and France, and receipt of approval from Galapagos shareholders. The separation is expected to occur by mid-2025.

Goldman Sachs International acted as financial advisor to Galapagos in review of its strategic alternatives associated with this transaction. Lazard acted as independent financial advisor to Galapagos, in particular to Galapagos’ independent Directors. Baker McKenzie acted as the legal advisor of Galapagos. Allen Overy Shearman Sterling acted as the legal advisor of the independent Directors. TD Cowen and J.P. Morgan Securities LLC acted as financial advisors to Gilead.

Conference call and webcast presentation
We will host a conference call and webcast presentation today at 14:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call by using the conference access information provided in the email received after registration, or by selecting the “call me” feature. The live webcast is available on www.glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

About Galapagos

We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward looking statements and other disclaimers

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” “may,” as well as similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the intended separation of Galapagos into two public companies, the corporate reorganization and related transactions, including the expected timeline of such transactions, anticipated changes to the management and Board of Directors of each of Galapagos and SpinCo, the anticipated benefits and synergies of such transactions; the receipt of regulatory and shareholder approvals for such transactions; and the anticipated cash burn and cash runway of Galapagos following such transactions; statements related to Galapagos’ plans and expectations regarding its collaboration with Gilead; statements related to Galapagos’ plans, expectations and strategy with respect to its product candidates and partnered programs, including GLPG5101 and uza-cel, and the potential benefits thereof. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone, publicly traded companies, the risk that costs of restructuring transactions and other costs incurred in connection with the transactions will exceed our estimates, the impact of the transactions on our businesses and the risk that the transactions may be more difficult, time consuming or costly than expected; risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, including the risk that preliminary or interim clinical results may not be replicated in ongoing or subsequent clinical trials, the risk that ongoing and future clinical studies with Galapagos’ product candidates may not be completed in the currently envisaged timelines or at all; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG5101 due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including its collaboration partners Lonza and Adaptimmune), and that Galapagos’ estimations regarding its GLPG5101 development programs and regarding the commercial potential of GLPG5101 may be incorrect; as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Galapagos and no one else in connection with the review of its strategic alternatives associated with this transaction and will not be responsible to anyone other than Galapagos for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with these matters or any other matters referred to in this press release.

APPENDIX TO THE PRESS RELEASE

Announcement in application of Article 7:97, §4/1 of the BCAC (regulated information – inside information)

Today, the Board of Directors of Galapagos NV (“Galapagos” or the “Company”) has approved the planned separation of the Company into two entities: Galapagos, which would continue to advance its global cell therapy leadership in addressing high unmet medical needs, and a new company (“SpinCo”), which would focus on building a pipeline of innovative medicines through transformational transactions (the “Transaction”).

Prior to carrying out the Transaction, the Company will also carry out a restructuring of its existing business (that will remain with Galapagos), with a view to reducing its cash burn, and focusing its activities on developing and commercializing innovative cell therapies for the treatment of cancer. In this context, Galapagos plans to discontinue its small molecules activities and seek partners to take over these small molecule assets.

In order to carry out the Transaction, the Company has entered into various agreements with its reference shareholder, Gilead Sciences Inc. (“Gilead”), which include (i) a separation agreement (the “Separation Agreement”) entered into by and among the Company, Gilead and Gilead Therapeutics A1 Unlimited Company, (ii) a Royalty Agreement (“Royalty Agreement”) entered into by and between the Company and Gilead, and (iii) a Transfer Agreement entered into by and between the Company and Gilead (the “Transfer Agreement”).

In connection with the proposed Transaction, Gilead has also agreed to, pursuant to a waiver letter, waive its rights to the Company’s small molecules research and development activities and programs, in order to allow the Company to restructure its existing business (the “Small Molecules Waiver”) with immediate effect.

Gilead (and Gilead Therapeutics A1 Unlimited Company), the counterparty to these agreements, is a related party to the Company within the meaning of IAS 24. The transactions contemplated under these agreements are therefore subject to completion of the procedure provided for under Article 7:97 of the BCAC.

Details of the Transaction

The Transaction would be carried out through a partial demerger of SpinCo from the Company, as set out under book 12 of the BCAC.

The agreement to implement the Transaction is documented in:

  the Separation Agreement, which sets out the details of the contemplated separation and also includes a term sheet for a backstop loan facility, which will be available from SpinCo to Galapagos, as well as certain contractual restrictions (lock-up, standstill) of Gilead vis-à-vis Galapagos and SpinCo;
  the Royalty Agreement, under which Galapagos will gain full global development and commercialization rights to its pipeline, subject to payment of single digit royalties to Gilead on net sales of certain products.
  the Transfer Agreement, under which the Option, License and Collaboration Agreement currently entered into between the Company and Gilead is transferred to SpinCo, subject to certain amendments; and
  the Small Molecules Waiver, under which Gilead has waived its rights to all of the Company’s small molecules research and development activities and programs, which gives the Company the sole discretion to wind down, license, divest, partner, enter into any strategic transaction or investment transaction or take any other actions in respect of these programs.

As a result of the Transaction, Galapagos will have approximately €500 million in cash and SpinCo will have approximately €2,450 million in cash at the time of the separation, which will enable it to carry out its activities.

Conclusion of the Committee and assessment of the Company’s statutory auditor
A committee of three independent members of Galapagos’ Board of Directors (the “Committee”) has reviewed the terms and conditions of the transaction documents and has issued a written, reasoned advice to the Board of Directors. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling. In its advice, the Committee concluded that: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolutions. This assessment included a detailed analysis of the Transaction embedded in these Proposed Resolutions, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages to the Company, as well as an assessment how these fit in the Company’s strategy.

Based on such assessment, the Committee believes that the Proposed Resolutions and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to alter the Company’s strategic status quo and accelerate value creation for all shareholders.”

The Board of Directors has, in its decision-making, not deviated from the conclusion of the Committee. The Company’s statutory auditor has carried out its assessment in accordance with article 7:97, §4 of the BCAC, the conclusion of which provides as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad Hoc committee of the independent members of the board of directors dated on 7 January 2025 and in the minutes of the board of directors dated on 7 January 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.